EXHIBIT 99.1

Profound Medical Annual and Special Meeting of Shareholders Voting Results

TORONTO, May 20, 2020 (GLOBE NEWSWIRE) -- Profound Medical Corp. (TSX: PRN; NASDAQ: PROF) (“Profound” or the “Company”) is pleased to announce the voting results from its Annual and Special Meeting of Shareholders that was held today (the “Meeting”). A total of 8,067,967 common shares, representing 50.176% of the common shares outstanding, were represented in person and by proxy at the Meeting.

All of the matters put forward before the shareholders, as set out in the Company’s management information circular dated April 13, 2020 (the “Information Circular”), were approved by the requisite majority of votes cast at the Meeting.

Election of Directors

At the meeting, the shareholders of the Company elected all seven nominees for the board of directors (the “Board”). Detailed results of the voting in respect of the election of directors are as follows:

Nominee	For	% For	Withheld	% Withheld
Arun Menawat	8,067,688	99.997%	279	0.003%
Brian Ellacott	8,066,328	99.980%	1,639	0.02%
Steve Forte	8,067,888	99.999%	79	0.001%
Kenneth Galbraith	7,923,095	98.204%	144,872	1.796%
Linda Maxwell	8,067,336	99.992%	631	0.008%
Jean-François Pariseau	8,065,976	99.975%	1,991	0.025%
Arthur Rosenthal	8,065,776	99.973%	2,191	0.027%

Other Matters

The Company’s shareholders also approved the appointment of PricewaterhouseCoopers LLP as the auditor for the Company to hold office until the close of the next annual meeting or until its successor is duly appointed, at such remuneration as may be determined by the Board and an ordinary resolution confirming, approving and adopting the Company’s long-term incentive plan, as more particularly described in the Information Circular. Detailed voting results for all resolutions will be posted under the Company’s profile at www.sedar.com.

About Profound Medical Corp.

Profound is a commercial-stage medical device company that develops and markets customizable, incision-free therapies for the ablation of diseased tissue.

Profound is commercializing TULSA-PRO®, a technology that combines real-time MRI, robotically-driven transurethral ultrasound and closed-loop temperature feedback control. TULSA-PRO® is designed to provide customizable and predictable radiation-free ablation of a surgeon-defined prostate volume while actively protecting the urethra and rectum to help preserve the patient’s natural functional abilities. TULSA-PRO® has the potential to be a flexible technology in customizable prostate ablation, including intermediate stage cancer, localized radio-recurrent cancer, retention and hematuria palliation in locally advanced prostate cancer, and the transition zone in large volume benign prostatic hyperplasia (BPH). TULSA-PRO® is CE marked, Health Canada approved and 510(k) cleared by the U.S. Food and Drug Administration.

Profound is also commercializing SONALLEVE®, an innovative therapeutic platform that is CE marked for the treatment of uterine fibroids and palliative pain treatment of bone metastases. SONALLEVE® has also been approved by the China Food and Drug Administration for the non-invasive treatment of uterine fibroids. The Company is in the early stages of exploring additional potential treatment markets for SONALLEVE® where the technology has been shown to have clinical application, such as non-invasive ablation of abdominal cancers and hyperthermia for cancer therapy.

For further information, please contact:

Stephen Kilmer
Investor Relations
skilmer@profoundmedical.com
T: 647-872-4849